Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rockgate Capital Corp.

Commission File Number: 132-02778

Date: October 15, 2013

Pre-recorded telephone message to Rockgate Capital Corp. shareholders

Hello. This is Ron Hochstein, President & CEO of Denison Mines Corp.

As a shareholder in Rockgate Capital Corp., you should have received materials regarding the Offer being made by Denison to purchase all of the issued and outstanding Shares of Rockgate for shares in Denison. These materials are also available on Denison’s website at www.denisonmines.com

Denison believes that Rockgate Shareholders will enjoy significant benefits from the Offer including the significant premium being offered.

You are encouraged to read the Offer Circular dated September 19, 2013 in detail.

The Offer will remain open until 4:00 p.m. Toronto time on October 25, 2013. To ensure you receive the many benefits provided under the Offer, we encourage you to Tender your shares today.

[Concluding statement to be played if a live person answers:]

If you have any questions or require assistance with tendering your shares to Denison’s Offer, please contact our information agent, Laurel Hill Advisory Group at 1-877-452-7184 or press “zero” now to speak to a live representative.

[Concluding statement to be played if message goes directly to an answering machine:]

If you have any questions or require assistance with tendering your shares to Denison’s Offer, please contact our information agent, Laurel Hill Advisory Group at 1-877-452-7184.

U.S. Shareholders

Denison has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and takeover bid circular. Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents because they contain important information. Investors and security holders may obtain a free copy of the offer and takeover bid circular and certain other offer documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. Copies of any such documents may be obtained free of charge upon request made to Sheila Colman, the corporate secretary of Denison at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G-2C2.